SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

				   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                   Report for the Month of November, 2002

				XENOVA GROUP PLC
		              (Name of Registrant)

	                     957 Buckingham Avenue
			            Slough
				   Berkshire
				    SL1 4NL
				    ENGLAND
	          (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) 3rd Quarter Results











                                                                 7 November 2002



                                Xenova Group plc

                      Third Quarter Results Announcement


Year to Date Highlights:

*             Tariquidar enters Phase III trials
*             Tariquidar granted FDA 'fast track' status
*             Successful results of Phase IIa trial for therapeutic vaccine
              TA-HPV
* Patient dosing begins in Phase IIa study for anti-cocaine addiction vaccine TA-CD
* $63m (GBP43.2m) development and licence agreement with Genentech Inc for novel drugs in immune inflammatory disease
* Fully underwritten rights issue raising approximately GBP9.9m ($15.6m) net of expenses
* Cash and liquid resources as at 30 September GBP10m ($15.7m), excluding rights issue proceeds


Commenting, Chief Executive Officer, David Oxlade said:

"Xenova continues to make encouraging progress, both in terms of advancing its clinical and pre-clinical pipelines and in expanding its revenue-generating collaborations.

"We are delighted that tariquidar has been granted fast track status by the FDA so soon after its entry to Phase III clinical trials in both North America and Europe."



Contacts:

UK:                                     US:
Xenova Group plc                        Trout Group/BMC Communications
Tel: +44 (0)1753 706600                 Tel: 001 212 477 9007
David A Oxlade,                         Press:     Brad Miles (Ext 17)
Chief Executive Officer                            Lauren Tortorete (Ext 20)
Daniel Abrams,                          Investors: Jonathan Fassberg (Ext 16) )
Group Finance Director                             Lee Stern (Ext 22
Hilary Reid Evans,
Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
Fiona Noblet



Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of eight programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialisation of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialise products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialisation activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Product Pipeline Year to Date Update - Clinical Trials

Cancer:

Tariquidar (XR9576) - Discovered by Xenova, tariquidar, a potent small-molecule inhibitor of the P-glycoprotein pump, is being developed for the treatment of multidrug resistance (MDR) in cancer. In August 2001, Xenova signed an exclusive licence agreement with QLT Inc for the development and marketing in the United States, Canada and Mexico of tariquidar for the treatment of MDR in cancer. In June 2002, tariquidar entered two pivotal Phase III clinical trials, in which tariquidar is being used as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients. The double-blind, randomised, placebo-controlled trials are being carried out in patients with stage IIIb/IV NSCLC at approximately 100 centres located throughout North America and Europe. Tariquidar was granted fast track status by the US Food and Drug Administration (FDA) in October 2002. Recruitment is currently progressing in line with expectations. An interim safety analysis is planned for mid-2003 and, on successful completion of the Phase III programme, it is anticipated that QLT will file for approval of tariquidar in North America for use in combination with first-line chemotherapy in advanced NSCLC by the end of 2005 and Xenova will file for marketing approval in Europe.

DISC-GMCSF - DISC-GMCSF, an innovative immunotherapeutic vaccine, is designed as a treatment for a broad range of solid tumours. In preclinical studies DISC-GMCSF was shown to be effective in models of breast and colorectal cancer. As announced in June 2002, DISC-GMCSF successfully completed a Phase I dose-escalating safety study at three centres in the UK, in patients with metastatic melanoma. DISC-GMCSF was found to be well tolerated, with no serious adverse events reported. The DISC vector was shown to be localised at the site of injection and had not spread beyond the required therapeutic area, a key objective of the study.

XR11576 (MLN576) - XR11576, XR5944 and XR11612 are novel DNA targeting agents, whose method of action includes dual inhibition of topoisomerases I and II. XR11576 is the subject of a licence agreement with Millennium Pharmaceuticals Inc, announced in December 2001. The other compounds covered by this agreement, XR5944 (MLN944) and XR11612 (MLN612), are currently in preclinical development. XR11576 entered Phase I clinical trials in February 2002. The open label Phase I trial is being carried out at centres in the UK and the Netherlands and comprises multiple ascending oral doses in patients with solid tumours. Xenova retains responsibility for performing development activities associated with the programme to the end of Phase II clinical trials. Millennium will provide funding for the programme commencing in 2003, up to the agreed level of $20m.


Other:

TA-NIC - Designed as a treatment for nicotine addiction, TA-NIC is a nicotine conjugate vaccine which is administered through a course of intramuscular injections. The successful results of a Phase I trial for TA-NIC, reported in June 2002, showed the vaccine to be safe and well tolerated both systemically and locally in the 60 smokers and non-smokers who took part in the trial, and that the vaccine generated a specific anti-nicotine response. This is the first time such a vaccine has been tested in man.

TA-CD - TA-CD is a therapeutic vaccine which is under development for the treatment of cocaine addiction. Its mechanism of action is similar to that of TA-NIC. A Phase IIa dose escalation trial, supported by the US National Institute on Drug Abuse (NIDA), began in April 2002.


Product Pipeline Year to Date Update - Preclinical


Cancer:

OX40/OX40L - OX40 is a platform technology which is capable of producing multiple drug candidates primarily targeting cancer and autoimmune disease. OX40 and OX40L (OX40 Ligand) are a pair of interacting cell-surface proteins. A development and licence agreement worth up to $63m (GBP43.2m) was signed in April 2002 with Genentech for the worldwide rights to develop and market products, primarily targeting disorders of the immune system, based on Xenova's OX40 receptor protein and anti-OX40 Ligand antibody programmes. Under this agreement, Xenova retains all rights to the up-regulation of the immune system using the OX40:OX40L interaction, including for use in oncology and infectious disease therapy.


Financial Summary

Operating Performance

In the 3 months to 30 September 2002, the Group's revenue from licensing deals, strategic partnerships and manufacturing outsourcing was GBP3.9m ($6.1m) (2001:
GBP0.7m ($1.1m)).

In accordance with the Group's revenue recognition policy, of the GBP6.9m ($10.9m) received from QLT as part of the tariquidar licensing agreement, GBP1.0m ($1.6m) was included in the quarter to 30 September 2002. Of the GBP7.9m ($12.4m) received from Millennium, GBP2.2m ($3.5m) was recognised by the Group in the 3 months to 30 September 2002. In respect of the OX40 licensing deal with Genentech, GBP0.3m ($0.5m) of the upfront licence fee of GBP2.7m ($4.3m) received in 2002 was recognised in the 3 months to 30 September 2002. Included within the balance sheet at 30 September 2002 was GBP7.1m ($11.1m) of deferred revenue in respect of the QLT, Millennium and Genentech licensing deals. Other revenue in the quarter included GBP0.3m ($0.5m) primarily in respect of ongoing vaccine manufacture.

Total net operating expenses were GBP6.2m ($9.7m) in the 3 months to 30 September 2002. Of this, research and development costs of GBP4.9m ($7.7m) (2001: GBP4.4m ($7.0m)) primarily reflects the ongoing clinical work on the tariquidar, topoisomerase and TA-NIC programmes.

Of the total administrative expenses for the 9 months to 30 September 2002 of GBP4.2m ($6.7m), GBP0.9m ($1.4m) relates to the amortisation over a 10-year period of the goodwill in respect of the acquisition of Cantab.

Net interest income of GBP0.5m ($0.7m) has been earned on the cash balance held throughout the nine months to 30 September 2002. Following a revaluation to the listed market price of the 88,668 Cubist Pharmaceuticals Inc shares held by the Group, GBP0.3m ($0.4m) has been written off in the quarter to mark the shares to their market price, increasing the unrealised loss in the 9 months to 30 September 2002 to GBP1.9m ($3.0m).

The net loss per share this quarter was 1.4p (2001: 3.2p).


Rights issue

On 11 September 2002, the Group announced a fully underwritten 8 for 33 rights issue to raise GBP9.9m ($15.6m) net of expenses. The rights issue of approximately 33.7 million New Ordinary Shares was made at a price of 32.5 pence per New Ordinary Share. The total number of shares outstanding following the rights issue is approximately 172.8 million.


Cash and liquid investments

Cash and liquid resources at 30 September 2002 total GBP10.0m ($15.7m) (30 September 2001: GBP17.5m ($27.5m)).

Cash of GBP9.7m ($15.3m) and liquid resources of GBP0.3m ($0.4m) at 30 September 2002 (2001: cash of GBP15.5m ($24.4m), liquid resources of GBP2.0m ($3.1m)), excludes the receipt of GBP2.3m ($3.6m) in respect of the 2001 R&D tax credit recovered in October this year and the net proceeds from the rights issue received in Q4 2002 of GBP9.9m ($15.6m).

Based upon the expected monthly cash burn rate, this balance is sufficient to fund current operations for in excess of 12 months.


Share capital

The number of shares in issue and to be issued stood at 139.1 million as at 30 September 2002.

The Directors do not currently propose a dividend for 2002 (2001: nil).




Consolidated Profit and Loss Account (unaudited)

                                                         Three months ended                 Nine months ended
                                                    30 Sept   30 Sept   30 Sept       30 Sept   30 Sept   30 Sept
                                                       2002      2002      2001          2002      2002      2001
                                                       $000    GBP000    GBP000          $000    GBP000    GBP000
                                                       ____      ____      ____          ____      ____      ____


Turnover (including share of joint venture)           6,329     4,025       774        17,203    10,939     1,278
    Less: share of joint venture revenue              (193)     (123)      (47)         (431)     (274)      (50)
                                                       ____      ____      ____          ____      ____      ____
Turnover                                              6,136     3,902       727        16,772    10,665     1,228

Operating expenses
Research and development costs                      (7,709)   (4,902)   (4,421)      (20,956)  (13,326)  (11,064)
                                                       ____      ____      ____          ____      ____      ____

Administrative expenses                             (1,723)   (1,096)     (773)       (5,270)   (3,351)   (2,180)
Administrative expenses: exceptional                      -         -         -             -         -     (596)
reorganisation costs
Administrative expenses: amortisation of              (461)     (293)     (293)       (1,382)     (879)     (586)
goodwill
                                                       ____      ____      ____          ____      ____      ____
Total administrative expenses                       (2,184)   (1,389)   (1,066)       (6,652)   (4,230)   (3,362)

Other operating income                                  168       107         -           597       380         -

Total net operating expenses                        (9,725)   (6,184)   (5,487)        27,011  (17,176)  (14,426)
                                                       ____      ____      ____          ____      ____      ____

Group Operating loss                                (3,589)   (2,282)   (4,760)      (10,239)   (6,511)  (13,198)

Share of operating profit of joint venture               44        28        33            99        63         4
                                                       ____      ____      ____          ____      ____      ____

Total operating loss: Group and share of            (3,545)   (2,254)   (4,727)      (10,140)   (6,448)  (13,194)
joint venture

Interest (net)                                          208       132       186           738       469       586
Amounts written (off)/back on investments             (403)     (256)     (423)       (2,977)   (1,893)       252
                                                       ____      ____      ____          ____      ____      ____
Loss on ordinary activities before taxation         (3,740)   (2,378)   (4,964)      (12,379)   (7,872)  (12,356)

Tax on loss on ordinary activities                      661       420       512         2,030     1,291     1,419
                                                       ____      ____      ____          ____      ____      ____

Loss on ordinary activities after taxation          (3,079)   (1,958)   (4,452)      (10,349)   (6,581)  (10,937)
attributable to members of Xenova Group plc
                                                       ____      ____      ____          ____      ____      ____

Loss per share (basic and diluted)                   (2.2c)    (1.4p)    (3.2p)        (7.4c)    (4.7p)    (9.4p)

Shares used in computing net loss per share         139,057   139,057   139,044       139,057   139,057   115,780
(thousands)



US Dollar amounts have been translated at the closing rate on 30 September 2002 (GBP1.00: $1.5726) solely for information.



Condensed Consolidated Balance Sheet (unaudited)

                                                                  Unaudited         Unaudited           Audited
                                                                      As at             As at             As at
                                                                    30 Sept           30 Sept            31 Dec
                                                                       2002              2002              2001
                                                                       $000            GBP000            GBP000
                                                                       ____              ____              ____


Cash and investments                                                 15,723             9,998            24,000

Other current assets                                                  7,979             5,074             4,135

Fixed assets (including Goodwill)                                    29,730            18,905            20,384
                                                                       ____              ____              ____

Total assets                                                         53,432            33,977            48,519
                                                                       ____              ____              ____

Current liabilities (including provisions & deferred                 16,762            10,659            18,683
income)

Shareholders' equity                                                 36,670            23,318            29,836
                                                                       ____              ____              ____

Total liabilities and shareholders' equity                           53,432            33,977            48,519
                                                                       ____              ____              ____




US Dollar amounts have been translated at the closing rate on 30 September 2002 (GBP1.00: $1.5726) solely for information.


Notes to the Statement

Basis of preparation

These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2001 Annual Report and Accounts. The 2001 Annual Report and Accounts received an unqualified auditor's report and have been delivered to the Registrar of Companies.


Going concern

The Group is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.



                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:Daniel Abrams
                                               __________________________
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*






Date 7 November 2002